Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

RTPY Media Filing – CNBC Squawk Box Interview Transcript 10.25.21

Andrew Ross Sorkin: Greylock’s Partner and LinkedIn Cofounder Reid Hoffman, and early investor in Facebook, we should mention. Reid, it’s great to see you this morning. Curious what you thought as you read these pieces over the weekend about Facebook and Mark Zuckerberg, someone you know very well.

Reid Hoffman: Yeah, look I think that one of the key things that we now need to have a much better sense of given the whistleblower, and given the information, and given the customer responses. What is the company’s reactions? What is it doing? What is it – it says we are investing a bunch of money, but how are you investing it? And what are you doing? And how are you making the tradeoff between session time and so forth? And I think that that — you know I have confidence that the company is a learning company and there’s things to do and some of the things about Frances Haugen’s testimony — there’s this huge potential for Facebook to do good in the world. It just needs to invest more coherently and I think the result of the whistleblower and these considerations say well look now that there seems to be a bunch of data that you’re ignoring some internal reports, but we also think you’re probably doing things that you need to now be more transparent about what you’re doing — and that’s what I would hope we would see more of, you know, this week, next week, next month.

Andrew Ross Sorkin: What do you think when you hear someone like Mark Benioff compare Facebook to a tobacco company for example?

Reid Hoffman: Well, among other things, just like Frances Haugen, the whistleblower, herself said is that Facebook has a lot of, does a lot of good and has a lot of opportunities of doing good as well. It’s not just the connectivity of like sharing experiences and connecting family members and all the rest, but there is this whole kind of flow of information. And so one of the things I find is kind of challenging about the tobacco comparison is that you know look, maybe there’s some kind of, you know, uh stimulative benefits to nicotine, but the overall balance is mishealth, not a bunch of good things as well. And that’s one of the things I find that, I get the hidden report you’re not doing something about or seems so far from your statement that you’re doing something about, you know, causes like deep concerns, especially when it gets to kids and so forth. On the other hand, there are a lot of very demonstrated, you know, kind of very positive impacts to Facebook as well and they exist already and can be amplified. So that’s where I find the comparison frankly falls short.

Andrew Ross Sorkin: One of the things that investors are going to look at tonight, and I’d be curious because this is impacting I think the Valley, and technology across the board, which is that Apple, in its latest IOS, changed the privacy settings and made it a lot easier for users to effectively opt out of being tracked. We saw what that did to the earnings of Snap. What do you think it does to Facebook and what do you think it does to the industry more broadly?

Reid Hoffman: Well I do think it all, you know, naturally of course, you know, causes some challenges because in fact they rely on that data. On the other hand I also think that technological advances and artificial intelligence and other things will broadly actually allow them to even recover from those things, even within the advertising thing. I think controls for users in privacy is obviously a great thing, it’s one of the things that I think we should all be doing more of in the tech industry in various ways and, you know, by the way some of my own personal investments — Neeva, a new search engine. It could be very interesting to see Apple say this isn’t going to just apply to, you know, kind of like social apps, but also for example, you know, their deal with Google and other kinds of things saying look users able to choose their own privacy and choose their own like I want search to be on my side, not just kind of advertising search, you know, like Neeva. I think those are great options that the tech industry including Apple, should be bringing to consumers.

Andrew Ross Sorkin: Right. Another issue I know you’ve been giving a lot of thought to is the supply chains that the country is confronting. You’ve been investing in some components if you will of infrastructure pieces that may help the supply chain over time, but how do you think the technology industry can change this dynamic right now?

Reid Hoffman: Well, today we are 60,000 truck drivers short. We’re probably going to be 160,000 truck drivers short by the end of the year. Obviously, many people are experiencing the delays, the port crises, a bunch of other things. I think part of what technology brings is an ability to be much more efficient and all that. So Aurora, the self-driving car company that has great partnerships with Paccar and Volvo, already is working with FedEx between Houston and Dallas. It’s on the road, the Aurora autonomous vehicle Driver is on the road. And I think those kind of things will enable society to run much better, get goods to wear they need to be whether it’s medical goods or the thing you’re ordering for, you know, kids during the holidays. I think that kind of thing is part of what technology brings and then you’ll have to bring a network approach. So like how do you create like an Uber-like network of trucks, you know that’s like another technology contribution through Convoy. And so I think these kinds of upgrades to our logistics infrastructure are part of how we create productivity, part of how we create prosperity, and I think those are lenses by which I think the technology industry will be helping the rest of the country.

Andrew Ross Sorkin: Reid – policy question. Those are two companies that you’re invested in. Do you think the government, given that we now have an infrastructure package that’s leaked on the table, should be investing in these types of companies directly? Should be creating other incentives to invest in companies like this? What do you think should happen or shouldn’t? And is it happening already simply because the market forces are here? You’re obviously investing in these kinds of companies.

Reid Hoffman: So I generally think that it’s a very good thing for government to be investing in basic science and tech, to be doing the platform, I mean the internet itself came through DARPA. So I think that’s a good thing. I think generally speaking, direct investment, usually the government doesn’t have the right capabilities, that’s what the investing industry is for. I do think that a part of the thing is to say, well, the industry is very focused on safety, but let’s focus on getting this progress so that it benefits the entire infrastructure. So a lot of it has to do with, let’s make regulatory efficient, let’s make sure that safety is there, let’s make sure that the understanding of the impact of infrastructure is there. But we might get six times the throughput on current infrastructure with autonomous vehicles, we might get a 90% reduction in roadside fatalities, which are a huge issue. So facilitating the regulatory future going faster is probably the more important thing that government should be doing.

Andrew Ross Sorkin: Reid, I gotta ask you separately. You’ve been an outspoken Democrat for quite some time. The Democrats, the Biden Administration, planning to tax, I imagine people like you actually if you really look at what that billionaire’s tax is set up to do. But it effectively means that they’d be taxing unrealized gains. What do you think?

Reid Hoffman: You want to be careful, ultimately, strong positive on increasing progressive taxation and the folks who have the good fortune to be wealthier like myself, and other people who are obviously wealthier than me, I think that’s a good thing to have a disproportionate progressive thing. Now the unrealized capital gains, the question is you want to make sure you’re investing and building in the future. I get the deferral of taxes and that compounding is one of the things that creates higher wealth and equality, and it’s something you want to pay attention to, but if I were looking at that I’d say, make sure that is as many years in the future that allows you to build these private companies into these public, global companies, because by the way, that ultimately benefits the U.S. as well. For example, all of the top tech giants get more than half their revenue from overseas. You want to be able to get that compounding to happen.

Andrew Ross Sorkin: And then finally, you have pursued a bunch of SPACs. We were just talking about another SPAC by somebody that you have been outspoken against, which is former President Trump. What do you make of that? He effectively wants to create a social media company. Do you think Silicon Valley will “platform” that company?

Reid Hoffman: Well, I think Silicon Valley will pursue what the demands of the market are. I think they won’t per se, lean in one way or another on the political side of it. Obviously, part of the thing is getting something that has broader appeal. And I would hope that the new social media company, which seems to, by the way, be stealing code, or at least mis-licensing the environment, will actually be within the, call it “legal regulatory structure,” and be delivering a service that will appeal to a broad swath of Americans, just like most of these technology platforms try to do.

Andrew Ross Sorkin: I don’t know about this. You say they’re stealing code? What’s happening?

Reid Hoffman: They’re apparently, from what I’ve read, this is also reading from the news, is they’re taking an open source code project, claiming that it’s proprietary code, and that’s against the terms of the open source code project. It’s totally fine to use open source code, but you should follow the contracts behind it. Otherwise you’re essentially stealing it. And so that’s the thing that I read about when I was reading up about the actual new proposed network.

Andrew Ross Sorkin: I imagine you’re not investing?

Reid Hoffman: No.

Andrew Ross Sorkin: Reid Hoffman, always good to see you, thank you.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of

RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between RTPY and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.